Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282-2198

April 22, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mariam Mansaray
Larry Spirgel
Becky Chow
Stephen Krikorian

Re:	Rubrik, Inc.

Registration Statement on Form S-1

File No. 333-278434

Acceleration Request

Requested Date: April 24, 2024

Requested Time: 4:00 P.M. Eastern Time

To the addressees set forth above:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representative of the several underwriters (the “Representative”), hereby join in the request of Rubrik, Inc. (the “Registrant”) for acceleration of the effective date of the above-referenced Registration Statement, requesting effectiveness as of 4:00 P.M., Eastern Time, on April 24, 2024, or at such later time as the Registrant or its outside counsel, Cooley LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Securities Act, we, as the Representative, wish to advise you that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

We, the undersigned, as the Representative, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Sincerely,

Acting on behalf of itself and the several underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ William Connolly
Name: William Connolly
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]